UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2023

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2022 Preliminary Results dated 23 February 2023, prepared by WPP plc.

                                                                                                                         23 February 2023

2022 Preliminary Results

Strong performance driven by growth across all key WPP agencies. Headline fully diluted EPS growth of over 25%. Expect LFL top-line growth of 3-5% and further progress on operating margin to around 15% in 2023

Key figures

£ million	2022	+/(-)% reported[1]	+/(-)% LFL[2]	2021
Revenue	14,429	12.7	6.7	12,801
Revenue less pass-through costs	11,799	13.5	6.9	10,397

Reported:
Operating profit	1,358	10.5	-	1,229
Profit before tax	1,160	22.0	-	951
Diluted EPS (p)	61.2	16.6	-	52.5
Dividends per share (p)	39.4	26.3	-	31.2

Headline[3]:
Operating profit	1,742	16.6	10.0	1,494
Operating profit margin	14.8%	0.4pt*	0.4pt*	14.4%
Profit before tax	1,602	17.3	-	1,365
Diluted EPS (p)	98.5	25.5	-	78.5

* Margin points

Full year and Q4 financial highlights

■ FY reported revenue +12.7%, LFL revenue +6.7%
■ FY LFL revenue less pass-through costs +6.9%; with good performance in Q4 +6.4%
■ Q4 LFL revenue less pass-through costs by major market: US +3.5%, UK +12.0%, Germany +4.9%, China -8.4%, India +8.5%
■ Three-year FY LFL revenue less pass-through costs +10.0%; Q4 +10.2%
■ FY headline operating margin 14.8%, up 0.4 points LFL with strong top-line growth and efficiency savings supporting investment and margin expansion
~~■~~ Reported diluted EPS 61.2 pence; headline diluted EPS up 25.5% to 98.5 pence
■ Adjusted net debt at 31 December 2022 £2.5 billion (2021: £0.9 billion) after investments and over £1.1 billion of cash returned to shareholders. Average adjusted net debt to EBITDA ratio of 1.46x, slightly below the 1.5-1.75 target range
■ Trade working capital adverse movement of £226 million[4] at year-end driven by mix and timing factors. Average trade working capital across 2022 was flat year-on-year
■ Final dividend of 24.4 pence proposed, up 30.5%, for a proposed total dividend for 2022 of 39.4 pence, in line with our policy of approximately 40% of headline diluted EPS

Strategic progress, shareholder returns and 2023 guidance

■ Strong performance across major WPP agencies: continued strength in GroupM 2022 with FY LFL revenue less pass-through costs growth of +9.1%, with other Global Integrated Agencies delivering 5.0% LFL growth; Public Relations 8.2% and Specialist Agencies 5.6%
■ Breadth and depth of capabilities resonating well with clients: $5.9 billion[5] of net new business won, including Audible, Danone, SC Johnson and Verizon
■ Recognised for creativity: most awarded company at the 2022 Cannes Lions Festival for the second year running
■ Transformation programme gross annual savings of around £375 million against a 2019 base are ahead of the planned £300 million, with savings in property, procurement and ways of working, enabling additional investment in talent for growth areas. On track to reach target of £600 million by 2025
■ Over £1.1 billion returned to shareholders in 2022 comprising £807 million of share buybacks completed and £365 million of dividends paid
■ 2023 guidance: LFL revenue less pass-through costs growth of 3 to 5%, and further margin improvement reflecting continued operating leverage, to deliver a headline margin of around 15% (excluding the impact of FX)

Mark Read, Chief Executive Officer, WPP:

"WPP delivered strong growth in 2022, despite the macro challenges, reflecting the priority placed by our clients on investing in communications, customer experience, commerce, data and technology.

"The competitiveness of our offer drove net new business of $5.9 billion in 2022, including new assignments with Audible, SC Johnson, and Verizon among many others and the quality of our work was recognised at the Cannes Lions Festival of Creativity where WPP was named Creative Company of the Year.

"Our transformation is now delivering measurable results. Over the past three years, WPP has grown like-for-like net sales at a compound average rate of 3.2%, including 3.3% in North America, while improving our headline operating profit margin by 40 basis points. Our adjusted net debt has declined from over £4 billion at the end of 2018 to £2.5 billion, while over £3.4 billion has been returned to shareholders via share buybacks and dividends.

"We enter 2023 in a strong financial position with good momentum from new business and the many opportunities ahead of us. While there will no doubt be challenges, the continued need for major companies to build brands, sell products, reinvent and transform their business, understand their data, invest in technology and exploit the potential of AI remains, as does their need for modern partners who can help them navigate this new world."

For further information:

Investors and analysts
Tom Waldron                             +44 7867 975920
Anthony Hamilton                     +44 7464 532903
Caitlin Holt                                +44 7392 280178

irteam@wpp.com

Media
Chris Wade                                +44 20 7282 4600

Richard Oldworth,                     +44 7710 130 634
Buchanan Communications       +44 20 7466 5000

wpp.com/investors

[1] Percentage change in reported sterling.
[2] Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to reflect the results of acquisitions and disposals.
[3] In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown in Appendix 2.
[4] Includes a benefit of £102 million due to more favourable FX rates at year end compared to the prior year
[5] Billings, as defined in the glossary.

Overview and strategic progress

Market environment

The global marketing and advertising industry has demonstrated great resilience as brands continue to invest in marketing despite turbulence in the global economy. According to GroupM estimates, global advertising spend[1] grew by 6.5% in 2022, slightly lower than the 8.4% forecast in June 2022, a change primarily due to lower than expected growth in China.

Digital advertising has continued to grow. As the number of scaled advertising platforms increases the market is becoming more complex. GroupM estimates that global digital advertising spend grew by 9.3% in 2022, following unprecedented 31.9% growth in 2021. Digital advertising made up 67% of total advertising in 2022, up from 64% in 2021. Retail media is one of the fastest growing segments within digital advertising, reflecting the growth in ecommerce post the pandemic. GroupM estimates retail media spending will have reached $110.7 billion globally in 2022, around 20% of overall digital spend.

Spend on TV is recovering to pre-pandemic levels as advertisers value the medium's effectiveness in satisfying reach and frequency goals. GroupM estimates that TV advertising grew by 1.7% in 2022, a slowdown in growth from 11.7% in 2021. The robustness of TV spend has been supported by growth in connected TV inventory, which made up 12.7% of the market in 2022, up from 11.0% in 2021. GroupM expects connected TV to make up nearly a third of all US TV advertising by 2027.

Global out of home advertising saw modest growth in 2022, curtailed by lockdown restrictions in China - the largest market for out of home advertising. Audio saw low-single-digit growth, supported by growth in digital which represents nearly a quarter of total audio advertising revenue. Print continues to face pressure as publishers are diversifying their offerings and revenue streams.

By geography, 2022 saw healthy growth in most major markets. Based on GroupM findings, advertising spend in the US and UK grew by 7.1% and 8.9% respectively. China was the only major market to see declines in advertising spend in 2022 as lockdown restrictions impacted consumer spending.

For 2023, GroupM expects global advertising spend to grow 5.9% including a return to growth in China as the economy re-opens, which is expected to grow 6.3% after a decline of 0.6% in 2022.

Ukraine

Since the war in Ukraine began in February 2022, our colleagues in Ukraine have shown extraordinary resilience and bravery and we remain in regular contact with our leaders in the country to support our employees. This has included financial support packages and other forms of assistance, including access to medical advice, counselling, immigration and relocation support, language classes, schooling for children and other practical resources.

WPP partnered with the UN's Refugee Agency (UNHCR) to launch an emergency appeal for families forced to flee their homes in Ukraine. Our people donated $675,000 which WPP match-funded, bringing the total to $1.35 million. Through GroupM, we secured $1.5 million in pro bono media support for the wider public appeal through our partners.

We also supported the Ukrainian government through a pro bono initiative to encourage inward investment and help revitalise the country's economy. Advantage Ukraine launched in September 2022, when we arranged for President Zelensky to virtually ring the opening bell at the New York Stock Exchange.

In early March, the Board of WPP concluded that WPP's ongoing presence in Russia would be inconsistent with our values as a company and we have subsequently divested our businesses there. This led to a loss on disposal of £63 million. Russia represented approximately 0.8% of WPP's revenue and 0.6% of revenue less pass-through costs in 2021.

Performance and progress

Since 2019, WPP's LFL revenue less pass-through costs have grown 10%, headline operating profit is 15% higher and headline EPS has grown by 26%.

Revenue was £14.4 billion, up 12.7% from £12.8 billion in 2021, and up 6.7% like-for-like. Revenue less pass-through costs was £11.8 billion, up 13.5% from £10.4 billion in 2021, and up 6.9% like-for-like.

We delivered a strong performance in 2022, with LFL growth in revenue less pass-through costs across all our major creative, media, public relations and specialist agencies. Client demand has been strong, particularly for commerce services and in commerce media. GroupM's commerce billings increased 18% year-on-year in 2022 while the proportion of digital billings has grown to 48% in 2022, from 43% in 2021.

Revenue less pass-through costs from higher-growth areas of our offer in experience, commerce and technology remained around a quarter of the Group. Global revenue less pass-through costs from experience, commerce and technology grew high-single digits in line with expected market growth, but in 2022 this growth was matched by the rest of the portfolio, including a resurgent performance in broader creative, PR and other communications activities. For Global Integrated Agencies, excluding GroupM, experience, commerce and technology accounted for 39%, compared to 38% in 2021 and 35% in 2019.

Clients and partners

By sector, we have had continued momentum from clients in the technology, healthcare & pharma and consumer packaged goods sectors, which together represent 55% of our revenue less pass-through costs for designated clients. On a three-year basis, these sectors recorded like-for-like growth of 27.9%, 19.4% and 21.4% respectively. At the client level, we also saw a broad commitment to investing in marketing for growth, with 14 out of our top 30 clients in 2022 showing double-digit growth.

We won $5.9 billion of net new billings in 2022. Key assignment wins include Audible, Danone, Migros, SC Johnson, Nationwide and Verizon. Key retentions included Sony Playstation, Tesco, Mars Wrigley and MasterKong. Account losses included L'Oréal (US media) and PepsiCo.

Following the Coca-Cola Company account win in 2021, this global partnership of unprecedented scale in the industry has been onboarded at pace, with expectations for further growth, as well as a strong new business pipeline, helping to underpin our overall guidance for 2023.

Our relationships with the world's largest brands continue to broaden, with 90% of WPP's top 50 clients working with five or more of our agencies, demonstrating the integrated nature of our offer.

We continue to develop new strategic partnerships with leading and emergent technology companies to build expertise, gain unique insights and develop our offering for clients.

We have recently announced several partnerships to enhance our commerce capabilities. These include a first-of-its-kind partnership with Instacart, the leading online grocery platform in North America, giving WPP early product insights, access to custom features and a co-developed certification programme; a partnership with financial infrastructure platform Stripe to enhance our digital commerce capabilities across the business; and a partnership with BigCommerce a leading Open SaaS ecommerce platform, giving WPP priority access to new product tools and data sets that will enable WPP agencies to develop unique insights, maximise omnichannel sales and optimise spend for both B2C and B2B clients.

Agencies across WPP are using a broad range of generative artificial intelligence tools to automate workflows, speed the process of ideation and concepting, and produce innovative creative work for clients.

Creativity and awards

Our success in 2022 was again underpinned by the strength of our creative work. We were honoured to win the prestigious title of most creative company of the year at Cannes Lions International Festival of Creativity for the second year in a row. Ogilvy won global network of the year, regaining the top spot it last won in 2016.

In the 2022 WARC rankings, Ogilvy also topped the creativity ranking and placed second for effectiveness, becoming the only agency to secure top rankings in both categories and reflecting the breadth of its offer. WARC also named Mindshare the number one media agency network for the third consecutive year.

VMLY&R was recognised by Forrester as a leader in Marketing Creative and Content Services, AKQA secured two Grand Clio awards and Wunderman Thompson won the inaugural Creative B2B Grand Prix award at Cannes Lions.

Investments for growth

During the year we made a number of acquisitions investing net £237m, excluding earnout payments, to expand our presence in fast growing regions such as Latin America, and our global offer in experience, commerce and technology. Key acquisitions included: influencer marketing agency Village Marketing in North America; Bower House Digital a leading marketing technology services agency in Australia; Latin American ecommerce agency Corebiz; JeffreyGroup, one of the most respected independent corporate communications, public affairs, and marketing consulting firms in Latin America; Passport Brand Design in the US; Diff, a leading commerce agency based in Montreal; and New York-based digital transformation agency Fenom Digital.

We also continued to make organic investments to drive significant long-term growth opportunities, with a focus on unifying and accelerating our data capabilities and partnerships, embedding AI into our workflows through Satalia, and further building out our proprietary software portfolio.

Choreograph, our data company, continues to invest in its data products, allowing brands to predict relevance and drive deeper customer connections, with recent innovative work for Ford, Unilever and Bayer. Choreograph continues to play a central role in key client assignment wins, including Verizon in 2022.

In April 2022, we launched GroupM Nexus, bringing together 9,000 practitioners globally across addressable TV (Finecast), AI, retail media and commerce, programmatic (Xaxis), search and social to be the performance engine for GroupM's agencies and deliver transformational outcomes for clients across digital channels and platforms. We are continuing to see great potential for innovation and growth in this area, as brands increasingly focus more of their budgets on delivering cross-channel digital performance and as traditional TV budgets continue to follow audiences onto new platforms offering better addressability and measurement such as Connected TV. Finecast added 150 new clients in 2022 and grew strongly.

Transformation programme

Good progress has been made on our transformation programme, designed to simplify WPP, build greater collaboration, drive efficiency and free up funds for reinvestment in growth. By the end of 2022 we had delivered around £375 million of gross annual savings against a 2019 base, ahead of planned savings of £300 million, with savings across property, procurement and ways of working.

We remain comfortably on target to achieve our goal of £600 million annual cost efficiencies against a 2019 base by 2025.

Transformation cost saving enabled additional investment in talent in growth areas, allowing WPP to end 2022 with a better balance of freelance and salaried staff.

The transformation of our property estate continues, with a further five campuses opened in 2022 (Brussels, Düsseldorf, Santiago, Tokyo, Toronto), taking the total to 36, accommodating around half our people. In January we opened a new office in Guangzhou, China, and we plan to open additional offices including Atlanta, Paris and Manchester, in 2023. The programme has driven significant savings to date and our goal remains to complete at least 65 campuses, housing more than 85,000 people, by 2025.

As part of our transformation, we are consolidating and modernising our Enterprise Resource Planning and Human Capital Management tools by deploying Workday and Maconomy. We have also established 24x7 IT services capabilities for the Group, moving over 1,000 people from agency roles into WPP and establishing global hubs in Chennai, Mexico, Bucharest and Kuala Lumpur.

We continue to implement a new procurement operating model leveraging our global scale, aligned around categories and consolidating suppliers. As part of this programme, we launched an initiative in 2022 to optimise our use of flexible talent across the Group.

We have also merged more of our businesses to simplify our organisation and respond to our clients' needs for integrated solutions. Within GroupM we announced the merger of Essence and MediaCom to form EssenceMediacom and the formation of GroupM Nexus. In our specialist design agencies, we announced the merger of Design Bridge and Superunion to create a single leading design company, Design Bridge and Partners.

Purpose

WPP's purpose is to use the power of creativity to build better futures for our people, our planet, our clients and our communities. We outlined our sustainability strategy at an ESG event for stakeholders in June 2021. Since then, we have continued to make good progress in our commitments across each pillar of our purpose.

People

Throughout the year we have launched and expanded programmes across our agencies to attract, engage and develop top talent, including the Future Readiness Academies programme, a unique global learning programme, based on the four elements of WPP's offer: communications, experience, commerce and technology; to help everyone across the company gain the skills and knowledge needed for success in a growing digital world.

WPP is committed to improving diversity, equity and inclusion across the company. During the year we were pleased to appoint a new Chief Talent and Inclusion Officer, LJ Louis, who will oversee global initiatives and we continue to link our leaders' compensation and performance reviews to our DE&I goals and achievements.

Our Mental Health Allies programme has been rolled out in Singapore, following the success of the UK initiative and its extension to the United States, aimed at supporting our people and reducing stigmas around mental health. So far, we have trained over 550 Mental Health Allies and aim to continue to expand into more markets in 2023.

Recognising our commitment to building an inclusive culture, WPP achieved a top score on the Corporate Equality Index and has been named among the Best Places to Work for LGBTQ+ equality. In partnership with Choreograph, WPP Unite our company-wide LGBTQ+ community published Beyond the Rainbow, a survey of over 7,500 people in the United States, UK and Canada to better understand their perceptions and experiences of viewing LGBTQ+ identities in media and advertising.

We continue to invest in programmes to drive greater gender balance across the business. WPP's women's network, Stella, has been expanded across EMEA aiming to connect, inspire and support women across WPP to maximise their potential.

In June 2020, as part of a wider set of commitments to help combat racial injustice, WPP pledged to invest $30 million over a three-year period to fund inclusion programmes and support external organisations. WPP agencies globally are invited to apply to receive resources to create and run impactful programmes to advance racial equity. Successful third-round proposals include: Mindshare's Impact Index, an AI Human safety tool that examines the social impact of editorial content on historically underrepresented communities; WPP Belgium's Surboum from a WPP team in Belgium, a platform for companies, organisations and creatives dedicated to make the creative scene in Belgium more diverse; and Set Creative's Pathways Network, an industry-wide coalition to power diversity, equity and inclusion in suppliers across the experiential event marketing industry.

Planet

WPP has committed to reach net zero carbon emissions across its direct operations by 2025 and across its supply chain by 2030. Our net zero pledges are backed by science-based reduction targets, which have been verified by the Science-Based Targets initiative. We have committed to reducing our absolute Scope 1 and 2 emissions by at least 84% by 2025 and reduce Scope 3 emissions by at least 50% by 2030, both from a 2019 base year.

WPP is the only marketing communications company to include the emissions from media placement in our emissions reduction target. Currently, media accounts for more than half of WPP's supply chain emissions. GroupM has launched a media decarbonisation framework for measuring and reducing ad-based carbon emissions. Supporting this, GroupM has created a client coalition uniting leading advertisers, collectively representing $10 billion in global advertising investment, with a shared commitment to accelerate the decarbonisation of the world's media supply chain.

During the year, WPP was awarded a 'Prime' ESG rating by ISS, one of the world's leading rating agencies for sustainable investment. WPP received an 'A-' rating in CDP's 2022 climate change assessment for the second year in a row.

Clients

Purpose is at the heart of our offer, and we continue to support our clients on their own diversity, equity and inclusion goals. For example, Mindshare Inclusive Innovation hosted a panel with key clients and Mindshare leaders for TikTok's NextGen Diverse Creator Cohort. The goal of the panel was empower diverse creators and provide insight on the role of influencer marketing for brands, how media agencies work, on how to land a brand partnership.

In our annual survey of our client satisfaction, our key Likelihood to recommend score was 8 out of a possible 10, with Quality of work scored at 8.1 and Diversity, Equity and Inclusion scored at 8.2, maintaining the high levels achieved in the 2021 survey and showing a significant improvement over 2018-2020.

Communities

WPP is committed to making a positive contribution to the communities in which we operate. Earlier this year, WPP launched Creative Data School a learning programme for 6,000 young people aged 10-25 across the UK, designed by WPP's data and AI team, aiming to inspire young people and build their confidence in Data and AI.

In November, WPP published The Consumer Equality Equation report, a study into the relationship between ethnicity and the consumer experience in the UK, urging brands to rethink assumptions and address inequality. The report, supported by the WPP Racial Equity Programme, is an important milestone in our commitment to be a catalyst towards greater consumer equality.

Outlook for 2023
WPP is entering 2023 with a compelling client offer, good momentum from new business wins, and a robust balance sheet.
Our guidance for 2023 is as follows:

Like-for-like revenue less pass-through costs growth of 3-5%; further margin improvement reflecting continued operating leverage to deliver a headline margin of around 15% (excluding the impact of FX)

Other 2023 financial guidance:

■ We also anticipate mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth
■ Headline income from associates is expected to be around £40 million*
■ Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 27.0%
■ Capex £300 million
■ Restructuring costs of around £180 million
■ Trade working capital expected to be broadly flat year-on-year with operational improvement offsetting increased client focus on cash management
■ Average net debt/EBITDA within the range of 1.5x-1.75x

*Kantar associate income
In accordance with IAS 28: Investments in Associates and Joint Ventures once an investment in an associate reaches zero carrying value, the Group does not recognise any further losses, nor income, until the cumulative share of income returns the carrying value to above zero. At the end of 2022 WPP's cumulative reported share of losses in Kantar has reduced the carrying value of the investment to zero. This means that we expect that around £40-50 million of Kantar headline income will not be recognised in our headline income from associates during 2023.

Medium-term guidance
We remain confident in our ability to deliver annual revenue less pass-through costs growth of 3-4% and headline operating profit margin of 15.5-16%, as a result of the actions we have taken to broaden and strengthen our services, to increase our exposure to attractive industry segments and to leverage our global scale.

Financial results

Unaudited headline income statement[2]:
£ million	2022	2021	+/(-) % reported	+/(-) % LFL
Revenue	14,429	12,801	12.7	6.7
Revenue less pass-through costs	11,799	10,397	13.5	6.9
Operating profit	1,742	1,494	16.6	10.0
Operating profit margin %	14.8%	14.4%	0.4pt	0.4pt
Income from associates	74	86	(14.2)
PBIT	1,816	1,580	14.9
Net finance costs	(214)	(215)	0.1
Profit before tax	1,602	1,365	17.3
Tax	(409)	(328)	(24.7)
Profit after tax	1,193	1,037	15.0
Non-controlling interests	(93)	(83)	(11.7)
Profit attributable to shareholders	1,100	954	15.3
Diluted EPS	98.5p	78.5p	25.5

Reconciliation of profit before taxation to headline operating profit:

£ million	2022	2021
Profit before taxation	1,160	951
Finance and investment income	145	70
Finance costs	(359)	(284)
Revaluation and retranslation of financial instruments	76	(88)
Profit before interest and taxation	1,298	1,253
Earnings from associates - after interest and tax	60	(24)
Operating profit	1,358	1,229
Goodwill impairment	38	2
Amortisation and impairment of acquired intangible assets	62	98
Investment and other impairment charges/(reversals)	48	(42)
Intangible asset impairment	29	-
Restructuring and transformation costs	204	146
Restructuring costs in relation to COVID-19	15	30
Property related costs	18	-
Losses on disposal of investments and subsidiaries	36	10
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66)	-
Litigation settlement	-	21
Headline operating profit	1,742	1,494

Reported revenue was up 12.7% at £14.4 billion. Reported revenue on a constant currency basis was up 7.0% compared with last year. Net changes from acquisitions, disposals had a negative impact of 0.3% on growth.

Like-for-like revenue growth for 2022 excluding the impact of currency, acquisitions and disposals, and the other adjustments, was 6.7%.

Reported revenue less pass-through costs was up 13.5%, and up 7.6% on a constant currency basis. Excluding the impact of acquisitions and disposals and the other adjustments, like-for-like growth was 6.9%. In the fourth quarter, like-for-like revenue less pass-through costs was up 6.4%.

Business sector review

Revenue analysis

£ million	2022	2021	+/(-)% reported	+/(-)% LFL
Global Integrated Agencies	12,191	10,890	11.9	6.9
Public Relations	1,228	959	28.1	9.4
Specialist Agencies	1,010	952	6.1	1.9
Total Group	14,429	12,801	12.7	6.7

Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases
Global Integrated Agencies' Q4 and FY 2021 revenue by £13 million and £54 million respectively and reduces Specialist Agencies' by the same amount.

Revenue less pass-through costs analysis

£ million	2022	2021	+/(-) % reported	+/(-)% LFL
Global Integrated Agencies	9,742	8,683	12.2	6.9
Public Relations	1,157	910	27.1	8.2
Specialist Agencies	900	804	11.9	5.6
Total Group	11,799	10,397	13.5	6.9

Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies' Q4 and FY 2021 revenue less pass-through costs by £11 million and £44 million respectively and reduces Specialist Agencies' by the same amount.

Headline operating profit analysis
£ million	2022	% margin*	2021	% margin*
Global Int. Agencies	1,432	14.7	1,222	14.1
Public Relations	191	16.5	143	15.7
Specialist Agencies	119	13.2	129	16.0
Total Group	1,742	14.8	1,494	14.4

* Headline operating profit as a percentage of revenue less pass-through costs

Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies' 2021 headline operating profit by £6 million and reduces Specialist Agencies' by the same amount.

Global Integrated Agencies reported revenue was up 18.7% in the final quarter. Like-for-like revenue less pass-through costs was up 6.6% in the final quarter, and up 9.8% on a three-year basis. GroupM, which represented 37% of WPP's revenue less pass-through costs in the fourth quarter, was up 8.8% like-for-like. The other integrated agencies all recorded broadly similar levels of growth. For the full year, like-for-like revenue less pass-through costs for the segment was up 6.9%, and up 9.5% over three years.

Public Relations reported revenue was up 30.1% in the final quarter. Like-for-like revenue less pass-through costs was up 6.5% in the final quarter, and up 17.5% on a three-year basis. All agencies continued to grow well, with Hill + Knowlton Strategies growing strongly. During the period we launched FGS Global, the new name and branding for the merger of Finsbury Glover Hering and Sard Verbinnen. For the full year, like-for-like revenue less pass-through costs for the segment was up 8.2%, and up 15.9% over three years.

Specialist Agencies reported revenue was up 19.3% in the final quarter. Like-for-like revenue less pass-through costs was up 4.4% in the final quarter, and up 8.7% on a three-year basis. For the full year, like-for-like revenue less pass-through costs for the segment was up 5.6%, and up 13.8% over three years.

Regional review

Revenue analysis

£ million	2022	2021	+/(-)% reported	+/(-)% LFL
N. America	5,550	4,494	23.5	7.8
United Kingdom	2,004	1,867	7.3	6.3
W. Cont Europe	2,876	2,786	3.2	4.8
AP, LA, AME, CEE[3]	3,999	3,654	9.5	7.0
Total Group	14,429	12,801	12.7	6.7

Revenue less pass-through costs analysis

£ million	2022	2021	+/(-) % reported	+/(-) % LFL
N. America	4,688	3,849	21.8	6.6
United Kingdom	1,537	1,414	8.7	7.6
W. Cont Europe	2,319	2,226	4.2	5.5
AP, LA, AME, CEE	3,255	2,908	11.9	8.0
Total Group	11,799	10,397	13.5	6.9

Headline operating profit analysis

£ million	2022	% margin*	2021	% margin*
N. America	771	16.4	656	17.0
United Kingdom	187	12.3	181	12.8
W Cont. Europe	301	13.0	289	13.0
AP, LA, AME, CEE	483	14.8	368	12.7
Total Group	1,742	14.8	1,494	14.4

* Headline operating profit as a percentage of revenue less pass-through costs

North America reported revenue was up 30.6% in the final quarter. Like-for-like revenue less pass-through costs was up 3.4% in the final quarter, and up 8.6% on a three-year basis. The US continued to grow at a high-single-digit rate, led by Ogilvy, Hogarth and GroupM. On a full year basis, like-for-like revenue less pass-through costs in North America was up 6.6%, and up 10.2% over three years.

United Kingdom reported revenue was up 24.3% in the final quarter. Like-for-like revenue less pass-through costs was up 12.0% in the final quarter, and up 14.0% on a three-year basis. GroupM and Hogarth were the strongest performers. On a full year basis, like-for-like revenue less pass-through costs was up 7.6%, and up 10.8% over three years.

Western Continental Europe reported revenue was up 12.7% in the final quarter. Like-for-like revenue less pass-through costs was up 8.7% in the final quarter, and up 12.7% on a three-year basis. Spain was the strongest performer in the quarter, up 38.6% driven by good growth Ogilvy and Wunderman Thompson. France declined 12.2% in the quarter and 18.7% over three years reflecting the full year impact of client losses in 2021. On a full year basis, like-for-like revenue less pass-through costs in the region was up 5.5%, and up 11.0% over three years.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, reported revenue was up 10.4% in the final quarter. Like-for-like revenue less pass-through costs was up 5.9% in the final quarter, and up 8.7% on a three-year basis. In Latin America growth benefited from a strong performance in Brazil and very strong growth in Argentina, while Asia Pacific continued to be negatively impacted by COVID-related restrictions in China. On a full year basis, like-for-like revenue less pass-through costs was up 8.0%, and up 8.8% over three years.

The decline of like-for-like revenue less pass-through costs in China in Q4 reflected widespread COVID-related lockdowns during the quarter. Policy changes and the subsequent re-opening late in the quarter is expected to benefit WPP later in 2023 with media and programmatic business recovering first, followed by creative activities.

Operating profitability

Reported profit before tax was £1.2 billion, compared to a profit of £1.0 billion in 2021, reflecting the strong operating performance.

Reported profit after tax was £0.8 billion compared to a profit in 2021 of £0.7 billion.

Headline EBITDA (including IFRS 16 depreciation) for 2022 was up 14.5% to £2.0 billion, compared to £1.8 billion the previous year. Headline operating profit was up 16.6% to £1.7 billion. The significant growth in profitability year-on-year reflects revenue growth and the progress on our transformation programme, with £375 million of gross savings towards our 2025 annual run rate target of £600 million.

Headline operating profit margin was up 40 basis points to 14.8%, and up 40 basis points like-for-like. Staff costs pre-incentives were a 240 basis points drag on margin, reflecting the tight labour market and inflationary backdrop. Personal costs were a 50 basis points drag as travel and in-person meetings recommenced. Offsetting tailwinds were staff incentives (210 basis points), establishment costs (50 basis points), IT costs (30 basis points) and other operating costs (40 basis points).

The Group's headline operating profit margin is after charging £44 million of severance costs, compared with £42 million in 2021 and £424 million of incentive payments, compared to £592 million in 2021.

The average number of people in the Group in 2022 was 114,129 compared to 104,808 in 2021. The total number of people at 31 December 2022 was 115,473 compared to 109,382 at 31 December 2021.

Adjusting items

The Group incurred a net loss from adjusting items of £341 million in 2022. This comprises the Group's share of adjusting items from associates (£134 million), restructuring and transformation costs (£219 million) and other net gains from adjusting items (£12 million). Restructuring and transformation costs mainly comprise severance and property-related costs arising from the continuing structural review of parts of the Group's operations, investments in IT and ERP systems as part of our transformation programme. This compares with a net loss from adjusting items in 2021 of £270 million.

Interest and taxes

Net finance costs (excluding the revaluation and retranslation of financial instruments) were £214 million, a decrease of £1 million year-on-year.

The reported tax charge was £384 million (2021: £230 million). The headline tax rate (measured on headline profit before tax, including associate income) was 25.5% (2021: 24.0%). Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to be around 27.0% in 2023, and to continue to increase in the next few years.

Earnings and dividend

Reported profit before tax was up 22.0% to £1.2 billion. Headline profit before tax was up 17.3% to £1.6 billion, and headline profits attributable to share owners were £1.1 billion.

Reported diluted earnings per share were 61.2 pence, compared to 52.5 pence in the prior period. Headline diluted earnings per share were up 25.5% to 98.5 pence.

The Board is proposing a final dividend for 2022 of 24.4 pence per share, which together with the interim dividend paid in November 2022 gives a full-year dividend of 39.4 pence per share. The record date for the final dividend is 9 June 2023, and the dividend will be payable on 7 July 2023.

Further details of WPP's financial performance are provided in Appendix 1.

Cash flow highlights

Twelve months ended (£ million)	31 December 2022	31 December 2021
Operating profit	1,358	1,229
Depreciation and amortisation	513	542
Investment and other impairment charges/(reversals)	158	(1)
Lease payments (inc interest)	(402)	(409)
Non-cash compensation	122	100
Net interest paid	(121)	(126)
Tax paid	(391)	(391)
Capex	(223)	(293)
Earnout payments	(71)	(57)
Other	(43)	(31)
Trade working capital	(328)	319
Other receivables, payables and provisions	(519)	383
Adjusted free cash flow[4]	53	1,265
Disposal proceeds	51	77
Net initial acquisition payments	(274)	(464)
Dividends	(365)	(315)
Share repurchases and buybacks	(863)	(819)
Net cash flow	(1,398)	(256)

In 2022, net cash outflow was £1,398 million, compared to a £256 million outflow in 2021. The main driver of the cash flow performance year-on-year was the £328 million adverse movement in trade working capital lapping positive movement in the prior year, driven by year-end mix and timing factors, the £519 million adverse movement in other receivables, payables and provisions was driven by a reduction in staff incentives payable, prepayments and year-end mix and timing factors associated with VAT, growth in the dividend and the increase in the share buyback. A summary of the Group's unaudited cash flow statement and notes for the twelve months to 31 December 2022 is provided in Appendix 1.

Balance sheet highlights

As at 31 December 2022 we had cash and cash equivalents of £2.1 billion and total liquidity, including undrawn credit facilities, of £4.1 billion. Average adjusted net debt in 2022 was £2.9 billion, compared to £1.6 billion in the prior period, at 2022 exchange rates. On 31 December 2022 adjusted net debt was £2.5 billion, against £0.9 billion on 31 December 2021, an increase of £1.4 billion at 2022 exchange rates. The higher adjusted net debt figure mainly reflects the £1,172 million returned to shareholders in 2022 comprising £807 million of share buybacks completed and £365 million of dividends paid.

We spent £863 million on share purchases during the year, of which £807 million related to share buybacks.

Around £50 million of share repurchases planned for 2023 continuing to offset dilution from share-based payments.

Our bond portfolio at 31 December 2022 had an average maturity of 6.4 years.

The average adjusted net debt to EBITDA ratio in the 12 months to 31 December 2022 is 1.46x, which excludes the impact of IFRS 16. This is slightly below our target range of 1.5 - 1.75x average adjusted net debt to EBITDA.

A summary of the Group's unaudited balance sheet and notes as at 31 December 2022 is provided in Appendix 1.

Foreign exchange sensitivity

Foreign exchange rates at 22nd February 2023 imply around a 1% tailwind to reported revenue less pass-through costs in 2023 from the movement in sterling year-on-year.

Management change

In November, we announced that Chief Financial Officer John Rogers has decided to step down from the company. The Board has appointed Joanne Wilson to succeed John as Chief Financial Officer. Joanne is currently Chief Financial Officer at Britvic plc (LSE:BVIC), the UK-listed international soft drinks company. It is expected that Joanne will join WPP in the first half of 2023. To ensure a smooth transition, John will remain available until later in 2023.

Appendix 1: Preliminary results for the year ended 31 December 2022
Unaudited preliminary consolidated income statement for the year ended 31 December 2022

£ million	Notes	2022	2021
Revenue	7	14,428.7	12,801.1
Costs of services	4	(11,890.1)	(10,597.5)
Gross profit		2,538.6	2,203.6
General and administrative costs	4	(1,180.4)	(974.6)
Operating profit		1,358.2	1,229.0
Earnings from associates - after interest and tax	5	(60.4)	23.8
Profit before interest and taxation		1,297.8	1,252.8
Finance and investment income	6	145.4	69.4
Finance costs	6	(359.4)	(283.6)
Revaluation and retranslation of financial instruments	6	76.0	(87.8)
Profit before taxation		1,159.8	950.8
Taxation	8	(384.4)	(230.1)
Profit for the year		775.4	720.7

Attributable to:
Equity holders of the parent		682.7	637.7
Non-controlling interests		92.7	83.0
		775.4	720.7

Earnings per share
Basic earnings per ordinary share	10	62.2p	53.4p
Diluted earnings per ordinary share	10	61.2p	52.5p

The accompanying notes form an integral part of this unaudited preliminary consolidated income statement.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2022

£ million	2022	2021
Profit for the year	775.4	720.7
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments1	424.2	(143.0)
(Loss)/gain on net investment hedges	(141.5)	45.5
Cash flow hedges:1
Fair value gain/(loss) arising on hedging instruments	38.5	(38.0)
Less: (loss)/gain reclassified to profit or loss	(38.5)	38.0
Share of other comprehensive income of associates undertakings	51.2	13.5
	333.9	(84.0)

Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(22.3)	(35.5)
Actuarial gain on defined benefit pension plans	16.6	14.3
Deferred tax on defined benefit pension plans	(7.4)	(3.0)
	(13.1)	(24.2)
Other comprehensive income/(loss) relating to the year	320.8	(108.2)
Total comprehensive income relating to the year	1,096.2	612.5

Attributable to:
Equity holders of the parent	988.3	539.8
Non-controlling interests	107.9	72.7
	1,096.2	612.5

The accompanying notes form an integral part of this unaudited preliminary consolidated statement of comprehensive income.
1 Balance for the year ended 31 December 2021 has been re-presented following a £38.0 million reclassification between the Hedging Reserve and Translation Reserves.

Unaudited preliminary consolidated cash flow statement for the year ended
31 December 2022

£ million	Notes	2022	2021
Net cash inflow from operating activities1	11	700.9	2,029.0
Investing activities
Acquisitions1	11	(236.2)	(382.3)
Disposals of investments and subsidiaries	11	37.7	28.3
Purchase of property, plant and equipment		(208.4)	(263.2)
Purchase of other intangible assets (including capitalised computer software)		(14.9)	(29.9)
Proceeds on disposal of property, plant and equipment		12.9	8.7
Net cash outflow from investing activities		(408.9)	(638.4)
Financing activities
Repayment of lease liabilities		(309.6)	(320.7)
Share option proceeds		1.2	4.4
Cash consideration received from non-controlling interests	11	-	39.5
Cash consideration for purchase of non-controlling interests	11	(84.2)	(135.0)
Share repurchases and buy-backs	11	(862.7)	(818.5)
Repayment of borrowings	11	(220.6)	(397.1)
Financing and share issue costs		(0.2)	(0.4)
Equity dividends paid		(365.4)	(314.7)
Dividends paid to non-controlling interests in subsidiary undertakings		(69.5)	(114.5)
Net cash outflow from financing activities		(1,911.0)	(2,057.0)
Net decrease in cash and cash equivalents		(1,619.0)	(666.4)
Translation of cash and cash equivalents		64.2	(130.1)
Cash and cash equivalents at beginning of year		3,540.6	4,337.1
Cash and cash equivalents at end of year	12	1,985.8	3,540.6

The accompanying notes form an integral part of this unaudited preliminary consolidated cash flow statement.
1 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities.

Unaudited preliminary consolidated balance sheet as at 31 December 2022

£ million	Notes	2022	2021
Non-current assets
Intangible assets:
Goodwill	13	8,453.4	7,612.3
Other	14	1,451.9	1,359.5
Property, plant and equipment		1,000.7	896.4
Right-of-use assets		1,528.5	1,395.1
Interests in associates and joint ventures		305.1	412.9
Other investments		369.8	318.3
Deferred tax assets		322.1	341.5
Corporate income tax recoverable		74.1	46.6
Trade and other receivables	15	218.6	152.6
		13,724.2	12,535.2
Current assets
Corporate income tax recoverable		107.1	90.4
Trade and other receivables	15	12,499.7	11,362.3
Cash and short-term deposits		2,491.5	3,882.9
		15,098.3	15,335.6

Current liabilities
Trade and other payables	16	(15,834.9)	(15,252.3)
Corporate income tax payable		(422.0)	(386.2)
Short-term lease liabilities		(282.4)	(279.7)
Bank overdrafts, bonds and bank loans		(1,169.0)	(567.2)
		(17,708.3)	(16,485.4)
Net current liabilities		(2,610.0)	(1,149.8)
Total assets less current liabilities		11,114.2	11,385.4

Non-current liabilities
Bonds and bank loans		(3,801.8)	(4,216.8)
Trade and other payables	17	(490.9)	(619.9)
Deferred tax liabilities		(350.8)	(312.5)
Provisions for post-employment benefits		(137.5)	(136.6)
Provisions for liabilities and charges		(244.6)	(268.5)
Long-term lease liabilities		(1,928.2)	(1,762.1)
		(6,953.8)	(7,316.4)
Net assets		4,160.4	4,069.0

Equity
Called-up share capital	18	114.1	122.4
Share premium account		575.9	574.7
Other reserves		285.2	(335.9)
Own shares		(1,054.1)	(1,112.1)
Retained earnings		3,759.7	4,367.3
Equity shareholders' funds		3,680.8	3,616.4
Non-controlling interests		479.6	452.6
Total equity		4,160.4	4,069.0

The accompanying notes form an integral part of this unaudited preliminary consolidated balance sheet.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2022
£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings1	Total equity share holders' funds	Non- controlling interests	Total
Balance at 1 January 2021	129.6	570.3	191.2	(1,118.3)	4,959.2	4,732.0	318.1	5,050.1
Ordinary shares issued	-	4.4	-	-	-	4.4	-	4.4
Share cancellations	(7.2)	-	7.2	-	(729.3)	(729.3)	-	(729.3)
Treasury share allocations	-	-	-	3.7	(3.7)	-	-	-
Profit for the year	-	-	-	-	637.7	637.7	83.0	720.7
Exchange adjustments on foreign currency net investments2	-	-	(132.7)	-	-	(132.7)	(10.3)	(143.0)
Gain on net investment hedges	-	-	45.5	-	-	45.5	-	45.5
Cash flow hedges2:
Fair value loss arising on hedging instruments	-	-	(38.0)	-	-	(38.0)	-	(38.0)
Less: gain reclassified to profit or loss	-	-	38.0	-	-	38.0	-	38.0
Share of other comprehensive income of associates undertakings	-	-	7.3	-	6.2	13.5	-	13.5
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(35.5)	(35.5)	-	(35.5)
Actuarial gain on defined benefit pension plans	-	-	-	-	14.3	14.3	-	14.3
Deferred tax on defined benefit pension plans	-	-	-	-	(3.0)	(3.0)	-	(3.0)
Other comprehensive loss	-	-	(79.9)	-	(18.0)	(97.9)	(10.3)	(108.2)
Total comprehensive (loss)/income	-	-	(79.9)	-	619.7	539.8	72.7	612.5
Dividends paid	-	-	-	-	(314.7)	(314.7)	(114.5)	(429.2)
Non-cash share-based incentive plans (including share options)	-	-	-	-	99.6	99.6	-	99.6
Tax adjustment on share-based payments	-	-	-	-	15.4	15.4	-	15.4
Net movement in own shares held by ESOP Trusts	-	-	-	2.5	(91.7)	(89.2)	-	(89.2)
Recognition/derecognition of liabilities in respect of put options	-	-	(242.7)	-	1.1	(241.6)	-	(241.6)
Share purchases - close period commitments3	-	-	(211.7)	-	-	(211.7)	-	(211.7)
Share of other equity movements of associates	-	-	-	-	(8.0)	(8.0)	-	(8.0)
Acquisition of subsidiaries4	-	-	-	-	(180.3)	(180.3)	176.3	(4.0)
Balance at 31 December 2021	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	-	1.2	-	-	-	1.2	-	1.2
Share cancellations	(8.3)	-	8.3	-	(807.4)	(807.4)	-	(807.4)
Treasury share allocations	-	-	-	-	-	-		-
Profit for the year	-	-	-	-	682.7	682.7	92.7	775.4
Exchange adjustments on foreign currency net investments	-	-	409.0	-	-	409.0	15.2	424.2
Loss on net investment hedges	-	-	(141.5)	-	-	(141.5)	-	(141.5)
Cash flow hedges:
Fair value gain arising on hedging instruments	-	-	38.5	-	-	38.5	-	38.5
Less: loss reclassified to profit or loss	-	-	(38.5)	-	-	(38.5)	-	(38.5)
Share of other comprehensive income of associates undertakings	-	-	31.9	-	19.3	51.2	-	51.2
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(22.3)	(22.3)	-	(22.3)
Actuarial gain on defined benefit pension plans	-	-	-	-	16.6	16.6	-	16.6
Deferred tax on defined benefit pension plans	-	-	-	-	(7.4)	(7.4)	-	(7.4)
Other comprehensive income	-	-	299.4	-	6.2	305.6	15.2	320.8
Total comprehensive income	-	-	299.4	-	688.9	988.3	107.9	1,096.2
Dividends paid	-	-	-	-	(365.4)	(365.4)	(69.5)	(434.9)
Non-cash share-based incentive plans (including share options)	-	-	-	-	122.0	122.0	-	122.0
Tax adjustment on share-based payments	-	-	-	-	(9.2)	(9.2)	-	(9.2)
Net movement in own shares held by ESOP Trusts	-	-	-	58.0	(113.3)	(55.3)	-	(55.3)
Recognition/derecognition of liabilities in respect of put options	-	-	101.7	-	(40.3)	61.4	-	61.4
Share purchases - close period commitments3	-	-	211.7	-	-	211.7	-	211.7
Share of other equity movements of associates	-	-	-	-	-	-	-	-
Acquisition of subsidiaries4	-	-	-	-	(82.9)	(82.9)	(11.4)	(94.3)
Balance at 31 December 2022	114.1	575.9	285.2	(1,054.1)	3,759.7	3,680.8	479.6	4,160.4

The accompanying notes form an integral part of this unaudited preliminary consolidated statement of changes in equity.
1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £330.8 million at 31 December 2022 (2021: £308.5 million).
2 Balance for the year ended 31 December 2021 has been re-presented following a £38.0 million reclassification between the Hedging Reserve and Translation Reserves.
3 During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
4 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1. Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2. Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group. With the exception of the adoption of hedge accounting requirements under IFRS 9 Financial Instruments, which is discussed below, no changes have been made to the Group's accounting policies in the year ended 31 December 2022. The Group does not consider that the amendments to standards adopted during the year have a significant impact on the financial statements.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company's 2022 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company's website.

Impact of the adoption of hedge accounting under IFRS 9 Financial Instruments
The Group has elected to adopt the hedge accounting requirements of IFRS 9 Financial Instruments from 1 January 2022. The IFRS 9 hedge accounting requirements are applied prospectively, and all hedge arrangements in place at the point of transition are regarded as continuing hedging relationships under IFRS 9. Accordingly, prior year financial information has not been restated and will continue to be reported under IAS 39. There has been no significant impact on the financial statements as a result of the adoption of IFRS 9 hedge accounting requirements, both at the point of transition and in the year ended 31 December 2022.

Statutory information
The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2021 have been delivered to the Jersey Registrar and received an unqualified auditors' report. The statutory accounts for the year ended 31 December 2022 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company's General Meeting. The audit report for the year ended 31 December 2022 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 23 February 2023.

3. Currency conversion

The presentation currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2022 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.2363 to the pound (2021: US$1.3757) and €1.1733 to the pound (2021:
€1.1633). The unaudited preliminary consolidated balance sheet as at 31 December 2022 has been prepared using the exchange rates on that day of US$1.2083 to the pound (2021: US$1.3532) and €1.1295 to the pound (2021: €1.1893).

Notes to the unaudited preliminary consolidated financial statements (continued)

4. Costs of services and general and administrative costs

£ million	2022	2021
Costs of services	11,890.1	10,597.5
General and administrative costs	1,180.4	974.6
	13,070.5	11,572.1

Costs of services and general and administrative costs include:

£ million	2022	2021
Staff costs	8,165.8	7,166.7
Establishment costs	536.0	529.0
Media pass-through costs	1,905.7	1,865.3
Other costs of services and general and administrative costs1	2,463.0	2,011.1
	13,070.5	11,572.1

Staff costs include:

£ million	2022	2021
Wages and salaries	5,721.0	4,797.2
Cash-based incentive plans	292.6	455.2
Share-based incentive plans	122.0	99.6
Social security costs	689.4	630.1
Pension costs	204.8	177.7
Severance	44.2	41.8
Other staff costs	1,091.8	965.1
	8,165.8	7,166.7

Other costs of services and general and administrative costs include:

£ million	2022	2021
Goodwill impairment	37.9	1.8
Amortisation and impairment of acquired intangible assets	62.1	97.8
Investment and other impairment charges/(reversals)	48.0	(42.4)
Intangible asset impairment	29.0	-
Restructuring and transformation costs	203.7	145.5
Restructuring costs in relation to COVID-19	15.1	29.9
Property related costs	18.0	-
Losses on disposal of investments and subsidiaries	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	-
Litigation settlement	-	21.3
Amortisation of other intangible assets	21.9	19.9
Depreciation of property, plant and equipment	166.9	151.2
Depreciation of right-of-use assets	262.2	272.9
Short-term lease expense	20.2	18.0
Low-value lease expense	1.9	2.3

In 2022, operating profit includes credits totalling £29.3 million (2021: £19.3 million) relating to the release of  provisions and other balances established in respect of acquisitions completed prior to 2021.

The goodwill impairment charge of £37.9 million in 2022 (2021: £1.8 million) relates to a number of  businesses in the Group and investments where the impact of increases in discount rates and current, local economic conditions and trading circumstances is sufficiently severe to indicate impairment to the carrying value.

1 Other costs of services and general and administrative costs include £723.7 million (2021: £538.6 million) of other pass-through costs.

 Notes to the unaudited preliminary consolidated financial statements (continued)

4. Costs of services and general and administrative costs (continued)

Amortisation and impairment of acquired intangible assets of £62.1 million (2021: £97.8 million) includes an impairment charge in the year of £1.4 million (2021: £47.9 million) in regard to certain brand names that are no longer in use.

The investment and other impairment charges of £48.0 million (2021: reversal of £42.4 million) relate to the same macro-economic factors noted above. The reversal in the prior year for investments primarily relates to the partial reversal of a £255.6 million impairment taken in 2020 relating to Imagina, an associate in Spain.

Intangible asset impairment of £29.0 million in 2022 (2021: £nil) relates to the write off of capitalised configuration and customisation costs related to a software development project.

Restructuring and transformation costs of £203.7 million (2021: £145.5 million) include £134.5 million (2021: £94.2 million) in relation to the Group's IT transformation programme. This programme will allow technology to become a competitive advantage in the market as our clients, and their clients, move to an ever-increasing digital world. It includes costs of £96.8 million (2021: £62.2 million) in relation to the rollout of a new ERP system in order to drive efficiency and collaboration throughout the Group. The remaining £69.2 million relates to the continuing restructuring plan. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures.

Restructuring costs in relation to COVID-19 of £15.1 million (2021: £29.9 million) primarily relate to property costs which the Group undertook in response to the COVID-19 pandemic.

Property related costs include further right-of-use assets impairment taken for properties that were previously impaired due to challenging conditions in the subletting market. In 2022, £18.0 million (2021: £nil) were incurred.

Losses on disposal of investments and subsidiaries of £36.3 million in 2022 (2021: £10.6 million) primarily includes a loss of £63.1 million on the divestment of our Russian interests which completed in May 2022. This was partially offset by gains on other disposals during the period including Res Publica for £17.7 million and Mutual Mobile for £9.4 million with the remaining gains/losses due to individually insignificant transactions.

Gains on remeasurement of equity interests arising from a change in scope of ownership of £66.5 million comprises a gain in relation to the reclassification of the Group's interest in Imagina in Spain from interests in associates to other investments.

5. Earnings from associates - after interest and tax

Earnings from associates - after interest and tax include:

£ million	2022	2021
Share of profit before interest and taxation	219.6	208.5
Share of adjusting items	(134.3)	(62.3)
Share of interest and non-controlling interests	(104.7)	(83.9)
Share of taxation	(41.0)	(38.5)
	(60.4)	23.8

Share of adjusting items of £134.3 million (2021: £62.3 million) primarily comprise £75.8 million (2021: £38.8 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million (2021: £18.8 million) within Kantar.

Notes to the unaudited preliminary consolidated financial statements (continued)

6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

£ million	2022	2021
Income from equity investments	24.5	17.9
Interest income	120.9	51.5
	145.4	69.4

Finance costs include:

£ million	2022	2021
Net interest expense on pension plans	2.2	1.8
Interest on other long-term employee benefits	3.7	2.4
Interest payable and similar charges	257.8	188.5
Interest expense related to lease liabilities	95.7	90.9
	359.4	283.6

Revaluation and retranslation of financial instruments include:

£ million	2022	2021
Movements in fair value of treasury instruments	0.5	9.1
Premium on the early repayment of bonds	-	(13.0)
Revaluation of investments held at fair value through profit or loss	23.1	(7.5)
Revaluation of put options over non-controlling interests	27.9	(40.6)
Revaluation of payments due to vendors (earnout agreements)	26.2	(58.7)
Retranslation of financial instruments	(1.7)	22.9
	76.0	(87.8)

Notes to the unaudited preliminary consolidated financial statements (continued)

7. Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2022	20211
Revenue
Global Integrated Agencies	12,191.0	10,890.5
Public Relations	1,228.3	959.0
Specialist Agencies	1,009.4	951.6
	14,428.7	12,801.1
Revenue less pass-through costs2
Global Integrated Agencies	9,742.8	8,683.1
Public Relations	1,157.0	909.7
Specialist Agencies	899.5	804.4
	11,799.3	10,397.2
Headline operating profit3
Global Integrated Agencies	1,432.4	1,221.8
Public Relations	190.8	143.1
Specialist Agencies	118.6	128.6
	1,741.8	1,493.5

Reported contributions by geographical area were as follows:

£ million	2022	2021
Revenue
North America4	5,549.5	4,494.2
United Kingdom	2,003.8	1,866.9
Western Continental Europe	2,876.2	2,786.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,999.2	3,653.7
	14,428.7	12,801.1
Revenue less pass-through costs2
North America4	4,688.1	3,849.2
United Kingdom	1,537.2	1,414.3
Western Continental Europe	2,318.5	2,225.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,255.5	2,908.3
	11,799.3	10,397.2
Headline operating profit3
North America4	770.4	655.7
United Kingdom	187.1	180.9
Western Continental Europe	301.3	288.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	483.0	368.3
	1,741.8	1,493.5

1 Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies.
2  Revenue less pass-through costs is defined in Appendix 2.
3 Headline operating profit is defined in Appendix 2. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 2
4 North America includes the US with revenue of £5,230.9 million (2021: £4,220.8 million), revenue less pass-through costs of £4,402.0 million (2021: £3,597.4 million) and headline operating profit of £727.6 million (2021: £615.2 million).

Notes to the unaudited preliminary consolidated financial statements (continued)

8. Taxation

The tax rate on reported profit before tax was 33.1% (2021: 24.2%). The tax charge comprises:

£ million	2022	2021
Corporation tax
Current year	425.8	404.0
Prior years	(55.5)	(41.4)
	370.3	362.6
Deferred tax
Current year	9.4	(131.0)
Prior years	4.7	(1.5)
	14.1	(132.5)
Tax charge	384.4	230.1

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, increasing tax rates as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after considering external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

Following the enactment in 2021 of an increase in the UK corporation tax rate from 19% to 25% from 1 April 2023, the Group remeasured UK deferred tax balances accordingly and recognised a tax credit of £23.8 million in the prior period.

9. Ordinary dividends

The Board has recommended a final dividend of 24.4p (2021: 18.7p) per ordinary share in addition to the interim dividend of 15.0p (2021: 12.5p) per share. This makes a total for the year of 39.4p (2021: 31.2p). Payment of the final dividend of 24.4p per ordinary share will be made on 07 July 2023 to holders of ordinary shares in the Company on 09 June 2023.

Notes to the unaudited preliminary consolidated financial statements (continued)

10. Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2022	2021
Reported earnings1 (£ million)	682.7	637.7
Headline earnings2 (£ million)	1,100.2	954.5
Weighted average shares used in basic EPS calculation (million)	1,097.9	1,194.1
Reported EPS	62.2p	53.4p
Headline EPS	100.2p	79.9p

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2022	2021
Diluted reported earnings (£ million)	682.7	637.7
Diluted headline earnings (£ million)	1,100.2	954.5
Weighted average shares used in diluted EPS calculation (million)	1,116.4	1,215.3
Diluted reported EPS	61.2p	52.5p
Diluted headline EPS	98.5p	78.5p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2022	2021
Weighted average shares used in basic EPS calculation	1,097.9	1,194.1
Dilutive share options outstanding	0.7	1.3
Other potentially issuable shares	17.8	19.9
Weighted average shares used in diluted EPS calculation	1,116.4	1,215.3

At 31 December 2022 there were 1,141,427,296 (2021: 1,224,459,550) ordinary shares in issue, including treasury shares of 70,489,953 (2021: 70,489,953).

1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.
2 Headline earnings is defined in Appendix 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 19:

Net cash inflow from operating activities:

£ million	2022	2021
Profit for the year	775.4	720.7
Taxation	384.4	230.1
Revaluation and retranslation of financial instruments	(76.0)	87.8
Finance costs	359.4	283.6
Finance and investment income	(145.4)	(69.4)
Earnings from associates - after interest and tax	60.4	(23.8)
Operating profit	1,358.2	1,229.0
Adjustments for:
Non-cash share-based incentive plans (including share options)	122.0	99.6
Depreciation of property, plant and equipment	166.9	151.2
Depreciation of right-of-use assets	262.2	272.9
Impairment charges included within restructuring costs1	72.3	39.2
Goodwill impairment	37.9	1.8
Amortisation and impairment of acquired intangible assets	62.1	97.8
Amortisation of other intangible assets	21.9	19.9
Investment and other impairment charges/(reversals)	48.0	(42.4)
Losses on disposal of investments and subsidiaries	36.3	10.6
Gains on sale of property, plant and equipment	(6.4)	(1.3)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	-
Operating cash flow before movements in working capital and provisions	2,114.9	1,878.3
Movements in trade working capital2	(328.0)	318.9
Movements in other working capital and provisions3	(518.7)	383.1
Cash generated by operations	1,268.2	2,580.3
Corporation and overseas tax paid	(390.9)	(391.1)
Premium on early settlement of bonds	-	(13.0)
Interest and similar charges paid	(210.2)	(173.7)
Interest paid on lease liabilities	(92.4)	(88.4)
Interest received	88.9	47.5
Investment income	24.5	17.8
Dividends from associates	37.6	53.4
Earnout payments recognised in operating activities4	(24.8)	(3.8)
Net cash inflow from operating activities	700.9	2,029.0

1 Impairment charges included within restructuring costs includes impairments for right-of-use assets, property, plant and equipment and other intangible assets.
2 Trade working capital represents trade receivables, work in progress, accrued income, trade payables and deferred income.
3 Other working capital represents other receivables and other payables.
4 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities.

Notes to the unaudited preliminary consolidated financial statements (continued)

11. Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2022	2021
Initial cash consideration	(218.3)	(227.6)
Cash and cash equivalents acquired	38.8	(2.3)
Earnout payments recognised in investing activities2	(46.6)	(53.2)
Purchase of other investments (including associates)	(10.1)	(99.2)
Acquisitions	(236.2)	(382.3)

Proceeds on disposal of investments and subsidiaries1	50.1	51.9
Cash and cash equivalents disposed	(12.4)	(23.6)
Disposals of investments and subsidiaries	37.7	28.3

Cash consideration received from non-controlling interests	-	39.5
Cash consideration for purchase of non-controlling interests	(84.2)	(135.0)
Cash consideration for non-controlling interests	(84.2)	(95.5)

Net acquisition payments and investments	(282.7)	(449.5)

Share repurchases and buy-backs:

£ million	2022	2021
Purchase of own shares by ESOP Trusts	(55.3)	(89.2)
Shares purchased into treasury	(807.4)	(729.3)
	(862.7)	(818.5)

Repayments of borrowings

£ million	2022	2021
Net decrease in drawings on bank loans	(11.3)	(36.3)
Repayment of €250 million bonds	(209.3)	-
Repayment of $500 million bonds	-	(360.8)
	(220.6)	(397.1)

1 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.
2  Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities.

Notes to the unaudited preliminary consolidated financial statements (continued)

12. Cash and cash equivalents and adjusted net debt

£ million	2022	2021
Cash at bank and in hand	2,271.6	2,776.6
Short-term bank deposits	219.9	1,106.3
Overdrafts1	(505.7)	(342.3)
Cash and cash equivalents	1,985.8	3,540.6
Bonds due within one year	(663.3)	(210.2)
Loans due within one year	-	(14.7)
Bonds due after one year	(3,801.8)	(4,216.8)
Adjusted net debt	(2,479.3)	(901.1)

The Group estimates that the fair value of corporate bonds is £4,049.1 million at 31 December 2022 (2021: £4,790.3 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2022	2021
Within one year	(791.6)	(326.8)
Between one and two years	(724.3)	(745.4)
Between two and three years	(524.2)	(646.5)
Between three and four years	(740.3)	(492.8)
Between four and five years	(719.9)	(698.0)
Over five years	(1,963.7)	(2,546.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,464.0)	(5,455.8)
Short-term overdrafts - within one year	(505.7)	(342.3)
Future anticipated cash flows	(5,969.7)	(5,798.1)
Effect of discounting/financing rates	998.9	1,014.1
Debt financing	(4,970.8)	(4,784.0)
Cash and short-term deposits	2,491.5	3,882.9
Adjusted net debt	(2,479.3)	(901.1)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

13. Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £841.1 million in the year. This movement primarily relates to goodwill arising from the effect of currency translation of £616.4 million, acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years of £262.6 million, and partially offset by £37.9 million of impairment charges.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2022 and the date these preliminary consolidated financial statements were approved.

14. Other intangible assets

The following are included in other intangibles:

£ million	2022	2021
Brands with an indefinite useful life	1,103.4	1,010.5
Acquired intangibles	288.7	273.4
Other (including capitalised computer software)	59.8	75.6
	1,451.9	1,359.5

15. Trade and other receivables

Amounts falling due within one year:

£ million	2022	2021
Trade receivables	7,403.9	6,600.5
Work in progress	352.4	254.0
VAT and sales taxes recoverable	448.1	350.3
Prepayments	236.6	215.3
Accrued income	3,468.3	3,435.7
Fair value of derivatives	5.1	2.5
Other debtors	585.3	504.0
	12,499.7	11,362.3

Amounts falling due after more than one year:

£ million	2022	2021
Prepayments	3.9	3.0
Fair value of derivatives	0.6	0.5
Other debtors	214.1	149.1
	218.6	152.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

The bad debt expense of £20.7 million (2021: credit of £10.6 million) on the Group's trade receivables in the period is a result of the increase in expected credit losses since 31 December 2021. A loss allowance of £71.5 million (2021: £70.5 million) has been recognised against trade receivables which is equivalent to 1.0% (2021: 1.1%) of gross trade receivables.

Other debtors falling due after more than one year for 31 December 2022 includes £15.4 million in relation to pension plans in surplus. The corresponding figure for 31 December 2021 is included in provision for post-employment benefits.

Notes to the unaudited preliminary consolidated financial statements (continued)

16. Trade and other payables: amounts falling due within one year

£ million	2022	2021
Trade payables	11,182.3	10,596.9
Deferred income	1,599.0	1,334.0
Payments due to vendors (earnout agreements)	62.0	85.6
Liabilities in respect of put option agreements with vendors	18.8	58.4
Fair value of derivatives	58.0	6.4
Share repurchases - close period commitments1	-	211.7
Other creditors and accruals	2,914.8	2,959.3
	15,834.9	15,252.3

The Group considers that the carrying amount of trade and other payables approximates their fair value.

17. Trade and other payables: amounts falling due after more than one year

£ million	2022	2021
Payments due to vendors (earnout agreements)	98.1	111.1
Liabilities in respect of put option agreements with vendors	323.3	333.1
Fair value of derivatives	-	47.2
Other creditors and accruals	69.5	128.5
	490.9	619.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the directors' best estimates of future earnout related obligations:

£ million	2022	2021
Within one year	62.0	85.6
Between 1 and 2 years	19.5	24.0
Between 2 and 3 years	27.6	35.7
Between 3 and 4 years	28.6	51.4
Between 4 and 5 years	22.4	-
	160.1	196.7

The Group's approach to payments due to vendors is outlined in note 21.

The Group does not consider there to be any material contingent liabilities as at 31 December 2022.

18. Issued share capital

Number of equity ordinary shares (million)	2022	2021
At the beginning of the year	1,224.5	1,296.1
Exercise of share options	0.1	0.6
Share cancellations	(83.2)	(72.2)
At the end of the year	1,141.4	1,224.5

1 During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.

Notes to the unaudited preliminary consolidated financial statements (continued)

19. Related party transactions

The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.

In the year ended 31 December 2022, revenue of £88.3 million (2021: £117.2 million) was reported in relation to Compas, an associate in the USA, and revenue of £42.7 million (2021: £11.3 million) was reported in relation to Kantar.  All other transactions in the years presented were immaterial.

The following amounts were outstanding at 31 December 2022:

£ million	2022	2021
Amounts owed by related parties
Kantar	26.1	30.3
Other	62.4	45.7
	88.5	76.0
Amounts owed to related parties
Kantar	(10.5)	(6.2)
Other	(65.2)	(51.4)
	(75.7)	(57.6)

20. Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group's future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2022 and a number of mitigating cost actions that are available to the Group. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 28% in 2023 (2021: 30% in 2022). The likelihood of such a decline is considered remote. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.

Notes to the unaudited preliminary consolidated financial statements (continued)

20. Going concern and liquidity risk (continued)

At 31 December 2022, the Group has access to £6.6 billion of committed facilities with maturity dates spread over the years 2023 to 2046 as illustrated below:

£ million
		2023	2024	2025	2026	2027+
£ bonds £400m (2.875% '46)	400.0					400.0
US bond $220m (5.625% '43)	181.9					181.9
US bond $93m (5.125% '42)	76.8					76.8
£ bonds £250m (3.750% '32)	250.0					250.0
Eurobonds €600m (1.625% '30)	531.2					531.2
Eurobonds €750m (2.375% '27)	664.0					664.0
Eurobonds €750m (2.25% '26)	664.0				664.0
Bank revolver ($2,500m '26)	2,069.0				2,069.0
Eurobonds €500m (1.375% '25)	442.7			442.7
US bond $750m (3.75% '24)	620.7		620.7
Eurobonds €750m (3.0% '23)	664.0	664.0
Total committed facilities available	6,564.3	664.0	620.7	442.7	2,733.0	2,103.9
Drawn down facilities at 31 December 2022	4,495.3	664.0	620.7	442.7	664.0	2,103.9
Undrawn committed credit facilities	2,069.0
Drawn down facilities at 31 December 2022	4,495.3
Net cash at 31 December 2022	(1,985.8)
Other adjustments	(30.2)
Adjusted net debt at 31 December 2022	2,479.3

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Notes to the unaudited preliminary consolidated financial statements (continued)

21. Financial instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3	Total
Derivatives in designated hedge relationships
Derivative assets	-	0.6	-	0.6
Derivative liabilities	-	(53.3)	-	(53.3)
Held at fair value through profit or loss
Other investments	0.4	-	255.3	255.7
Derivative assets	-	5.1	-	5.1
Derivative liabilities	-	(4.7)	-	(4.7)
Payments due to vendors (earnout agreements)	-	-	(160.1)	(160.1)
Liabilities in respect of put options	-	-	(342.1)	(342.1)
Held at fair value through other comprehensive income
Other investments	10.9	-	103.2	114.1

Reconciliation of level 3 fair value measurements:

£ million	Payments due to vendors (earnout agreements)	Liabilities in respect of put options	Other investments
1 January 2022	(196.7)	(391.5)	290.0
Gains recognised in the income statement	26.2	27.9	23.1
Losses recognised in other comprehensive income	-	-	(5.3)
Exchange adjustments	(14.3)	(39.9)	-
Additions	(46.7)	(5.0)	66.7
Disposals	-	-	(16.0)
Cancellations	-	11.0	-
Settlements	71.4	55.4	-
31 December 2022	(160.1)	(342.1)	358.5

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors' estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows.

Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

Strategic and External Risks

Economic Risk
●    Adverse economic conditions, including those caused by the pandemic, the Ukrainian conflict, severe and sustained inflation in key markets where the Group operates, supply chain issues affecting the distribution of clients' products and/or disruption in credit markets, pose a risk the Group's clients may reduce or cancel spend, or be unable to satisfy obligations.

Geopolitical Risk
    Growing geopolitical tension and conflicts continue to have a destabilising effect in markets where the Group has operations. This rise in geopolitical activity continues to have an adverse effect upon the economic outlook, the general erosion of trust and an increasing trend of national ideology and regional convergence over global cooperation and integration. Such factors and economic conditions may reflect in clients' confidence in making longer term investments and commitments in marketing spend.

Pandemic
●  The extent of a pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of a pandemic, any existing or new variants, government actions to mitigate the effects of a pandemic and the continuing and long-term impact of a pandemic on our clients' spending plans.

Strategic Plan
●  The failure to successfully complete the strategic plan updated in December 2020 - to simplify the Group structure, continue to introduce market leading products and services, identify cost savings and successfully integrate acquisitions- may have a material adverse effect on the Group's market share and its business revenues, results of operation, financial condition, or prospects.

IT Transformation
●  The IT Transformation programme prioritises the most critical changes necessary to support the Group's Strategic Plan whilst maintaining the operational performance and security of core Group systems. The Group is also reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business.

Operational Risks

Client Loss
●  The Group competes for clients in a highly competitive industry which has been evolving and undergoing structural change. Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

Client Concentration
●  The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group's prospects, business, financial condition and results of operations.

Reputation
●   The Group is subject to increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

People, Culture and Succession
●   The Group's performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key and diverse creative, commercial technology and management talent or are unable to retain and incentivise key and diverse talent.

Principal risks and uncertainties (continued)

Cyber and Information Security
●  The Group has in the past and may in the future experience a cyber-attack that leads to harm or disruption to its operations, systems or services. Such an attack may also affect suppliers and partners through the unauthorised access, manipulation, corruption or the destruction of data.

Financial Risks
●   The Group is subject to credit risk through the default of a client or other counterparty.
●   Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets, challenges in the supply chain disrupting client operations can lead to a reduction, suspension or cancellation of client spend or an inability to satisfy obligations.

Internal Controls
●  The Group's performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place.
●  The Group has previously identified material weaknesses in internal control over financial reporting and a failure to properly remediate these or any new material weaknesses could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Compliance Risks

Data Privacy
●   The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external cyber threats that are increasing in sophistication as well as internal breaches.

Environment Regulation and Reporting
●  The Group could be subject to increased costs to comply with potential future changes in environmental law and regulations and increasing carbon offset pricing to meet net zero commitments.

Regulatory, Sanctions, Anti-Trust and Taxation
●   The Group may be subject to regulations restricting its activities or effecting changes in taxation.
●   The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates and violations could have an adverse effect on our business and reputation.
●    Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.
●   The Group is subject to the laws of the United States, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries. The Ukraine conflict has caused the adoption of comprehensive sanctions by, among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.   Failure to comply which these laws could expose the Group to civil and criminal penalties.

Emerging Risks
●  The Group's operations could be disrupted by an increased frequency of extreme weather and climate related natural disasters.
●   A failure to manage the complexity in carbon emission accounting for marketing & media or to consider scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the conflict in Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2021, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

Appendix 2: Alternative performance measures for the year ended 31 December 2022

The Group presents alternative performance measures, including headline operating profit, headline profit before interest and tax, headline EBITDA, headline profit before tax, headline earnings, headline EPS, revenue less pass-through costs, adjusted net debt and adjusted free cash flow. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included headline earnings will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group's financial performance.

Reconciliation of revenue to revenue less pass-through costs:

£ million	2022	2021
Revenue	14,428.7	12,801.1
Media pass-through costs	(1,905.7)	(1,865.3)
Other pass-through costs	(723.7)	(538.6)
Revenue less pass-through costs	11,799.3	10,397.2

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of profit before taxation to headline operating profit:

£ million	Margin	2022	Margin	2021
Profit before taxation		1,159.8		950.8
Finance and investment income		145.4		69.4
Finance costs		(359.4)		(283.6)
Revaluation and retranslation of financial instruments		76.0		(87.8)
Profit before interest and taxation		1,297.8		1,252.8
Earnings from associates - after interest and tax		60.4		(23.8)
Operating profit	11.5%	1,358.2	11.8%	1,229.0
Goodwill impairment		37.9		1.8
Amortisation and impairment of acquired intangible assets		62.1		97.8
Investment and other impairment charges/(reversals)		48.0		(42.4)
Intangible asset impairment		29.0		-
Restructuring and transformation costs		203.7		145.5
Restructuring costs in relation to COVID-19		15.1		29.9
Property related costs		18.0		-
Losses on disposal of investments and subsidiaries		36.3		10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership		(66.5)		-
Litigation settlement		-		21.3
Headline operating profit	14.8%	1,741.8	14.4%	1,493.5
Finance and investment income		145.4		69.4
Finance costs (excluding interest expense related to lease liabilities)		(263.7)		(192.7)
		(118.3)		(123.3)
Interest cover1 on headline operating profit		14.7 times		12.1 times

Headline operating profit and headline operating margin are metrics that management use to assess the performance of the business.

Headline operating profit margin before and after earnings from associates:

£ million	Margin	2022	Margin	2021
Revenue less pass-through costs		11,799.3		10,397.2
Headline operating profit	14.8%	1,741.8	14.4%	1,493.5
Earnings from associates (after interest and tax, excluding adjusting items)		73.9		86.1
Headline PBIT	15.4%	1,815.7	15.2%	1,579.6

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

£ million	2022	2021
Headline PBIT	1,815.7	1,579.6
Depreciation of property, plant and equipment	166.9	151.2
Amortisation of other intangible assets	21.9	19.9
Headline EBITDA (including depreciation of right-of-use assets)	2,004.5	1,750.7
Depreciation of right-of-use assets	262.2	272.9
Headline EBITDA	2,266.7	2,023.6

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group's key leverage metric.

1 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group's key leverage metrics.

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	2022	2021
Profit before taxation	1,159.8	950.8
Goodwill impairment	37.9	1.8
Amortisation and impairment of acquired intangible assets	62.1	97.8
Investment and other impairment charges/(reversals)	48.0	(42.4)
Intangible asset impairment	29.0	-
Restructuring and transformation costs	203.7	145.5
Restructuring costs in relation to COVID-19	15.1	29.9
Property related costs	18.0	-
Losses on disposal of investments and subsidiaries	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	-
Litigation settlement	-	21.3
Share of adjusting items of associates	134.3	62.3
Revaluation and retranslation of financial instruments	(76.0)	87.8
Headline PBT	1,601.7	1,365.4
Headline tax charge	(408.8)	(327.9)
Non-controlling interests	(92.7)	(83.0)
Headline earnings	1,100.2	954.5

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

£ million	2022	2021
Headline PBT	1,601.7	1,365.4
Tax charge	384.4	230.1
Tax (charge)/credit relating to gains on disposal of investments and subsidiaries	(9.0)	31.5
Tax credit relating to restructuring and transformation costs	41.1	38.4
Tax credit relating to restructuring and transformation costs in relation to COVID-19	5.4	7.3
Tax charge relating to litigation settlement	-	(5.4)
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	(15.4)	5.6
Deferred tax relating to gains on disposal of investments and subsidiaries	2.3	20.4
Headline tax charge	408.8	327.9
Headline tax rate	25.5%	24.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 25.5% (2021: 24.0%).

Given the Group's geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase over the next few years.

Reconciliation of free cash flow:

£ million	2022	2021
Cash generated by operations	1,268.2	2,580.3
Plus:
Interest received	88.9	47.5
Investment income	24.5	17.8
Dividends from associates	37.6	53.4
Share option proceeds	1.2	4.4
Less:
Earnout payments	(71.4)	(57.0)
Corporation and overseas tax paid	(390.9)	(391.1)
Interest and similar charges paid	(210.2)	(173.7)
Interest paid on lease liabilities	(92.4)	(88.4)
Repayment of lease liabilities	(309.6)	(320.7)
Purchase of property, plant and equipment	(208.4)	(263.2)
Purchase of other intangible assets (including capitalised computer software)	(14.9)	(29.9)
Dividends paid to non-controlling interests in subsidiary undertakings	(69.5)	(114.5)
Adjusted free cash flow	53.1	1,264.9

The Group bases its internal cash flow objectives on adjusted free cash flow. Management believes adjusted free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Future restructuring and transformation costs

Further restructuring and transformation costs are expected from 2023 to 2025, with approximately £250 million in relation to the continued rollout of the Group's new ERP system in order to drive efficiency and collaboration throughout the Group. Costs of between £100 and £150 million are also expected in relation to other IT transformation projects, shared service centres and co-locations.

Constant currency and pro forma ('like-for-like')

These preliminary consolidated financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the glossary on page 45.

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:

£ million
Revenue less pass-through costs
2021 Reported	10,397.2
Impact of exchange rate changes	611.9	5.9%
Impact of acquisitions and disposals	72.8	0.7%
Like-for-like growth	717.4	6.9%
2022 Reported	11,799.3	13.5%

Glossary and basis of preparation
Adjusted free cash flow
Adjusted free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

Adjusting items
Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment and other charges/reversals, litigation settlement, restructuring and transformation costs, restructuring costs in relation to COVID-19 and share of adjusting items of associates.

Average adjusted net debt and adjusted net debt
Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Adjusted net debt excludes lease liabilities.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2022 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings
Headline PBT less headline tax charge and non-controlling interests.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, property related costs, litigation settlement, share of adjusting items of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other charges/(reversals), goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to COVID-19, property related costs, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to COVID-19, property related costs, litigation settlement, share of adjusting items of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to COVID-19, property related costs, litigation settlement, share of adjusting items of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, and the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Pro forma ('like-for-like')
Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, the reclassification of certain businesses to associates in 2022 and the restatement of agency arrangements under IFRS 15 for the commensurate period in the prior year. Both periods exclude results from Russia. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

[1] All references to estimates and forecasts for advertising spend exclude US political advertising.
[2] Non-GAAP measures in this table are reconciled in Appendix 2.
[3] Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
[4] Adjusted free cash flow is reconciled to cash generated by operations in Appendix 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 23 February 2023	By: ______________________
Balbir Kelly-Bisla
Company Secretary